Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 SEP 22 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

7 September 2003

[redacted]

03032170

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 9/23

Enc:

FILE NO 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

N/A

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

5 September 2003

12) Total holding following this notification

Holding fallen below 3%

13) Total percentage holding of issued class following this notification

Not advised

File no 82-5205

14) Any additional information

Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Brambles Industries plc (ie their holding is below 3%)

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of Notification - 7 September 2003

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 SEP 22 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

12 September 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

File no. 82-5205

communicate RNS

Close

Full Text Announcement

‹ Back Next › Other Announcements from this Company Send to a Friend

Company	Brambles Industries PLC
TIDM	BI.
Headline	Directorate Change
Released	07:00 12 Sep 2003
Number	6797P

RNS Number:6797P
Brambles Industries PLC
12 September 2003

12 September 2003

Directors' retirement

Sir John Parker, a Non-executive Director of Brambles, has decided to retire as a Director at the conclusion of the Brambles Industries plc annual general meeting to be held on 21 October 2003, given his other workload commitments. Sir John has been a director of Brambles since August 2001 and serves on its Remuneration Committee.

As part of the Board's ongoing process of renewal, Mr Ron Milne, a Non-executive Director of Brambles who will stand for re-election at this year's annual general meetings, has indicated that he will retire at the conclusion of the Brambles' annual general meetings to be held in 2004, having regard to his length of service.

An international search firm has been engaged to recruit replacement Directors with suitable skills and experience.

END

Close

‹ Back Next ›

communicate RNS

Close

Full Text Announcement

‹ Back Next › Other Announcements from this Company ▽ Send to a Friend

Company	Brambles Industries PLC
TIDM	BI.
Headline	Statement re Cleanaway
Released	07:00 12 Sep 2003
Number	6915P

RNS Number:6915P
Brambles Industries PLC
12 September 2003

BRAMBLES INDUSTRIES PLC
Company Number: 4134697

We note that representatives of the Cartel Office in Germany yesterday visited 120 sites across the entire German waste management industry, including a number of Cleanaway sites, seeking information in relation to the DSD (Packaging Recycling scheme) re-tendering process.

No allegations have been made against Cleanaway, which is co-operating with the authorities in the conduct of their enquiries.

For further information

UK		
Media	Richard Mountain, Financial Dynamics	+ 44 (0) 20 7269 7291
Investor	Sue Scholes, Head of Investor Relations	+ 44 (0) 20 7659 6012
Australia		
Media	Jeannette McLoughlin Group General Manager Corporate Communications	+61 (0) 2 9256 5255 +61 (0) 401 990 425 (mobile)
Investor	John Hobson Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 414 239 188 (mobile)

Brambles Industries is globally headquartered in Sydney, Australia.

END

FILE NO. 82-5205

12 September 2003

Brambles Industries

2003 Annual Report and Accounts

Copies of the following documents relating to Brambles Industries plc have been submitted to the UK Listing Authority:

Annual Review and Financial Information for the year ending 30 June 2003

Notice of Annual General Meeting

Proxy Card

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7676 1000

The 2003 Annual Report and Accounts for Brambles Industries Limited and Brambles Industries plc are now available on the Brambles Group website www.brambles.com. The Annual Report and Accounts of Brambles Industries Limited and Brambles Industries plc will be sent to their respective shareholders on or around Friday 19 September 2003.